FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of December 2003.

Total number of pages: 5

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release on December 8th 2003,Nidec purchases shares in Sankyo Seiki, and Sankyo Seiki becomes Nidec’s consolidated subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2003
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on December 8, 2003, in Kyoto, Japan

Nidec Purchases Shares in Sankyo Seiki, and Sankyo Seiki Becomes Nidec’s Consolidated Subsidiary

Nidec Corporation (“Nidec”) held a meeting of its board of directors today and resolved to purchase  newly issued shares of common stock (“Shares”) in Sankyo Seiki Mfg. Co., Ltd. (“Sankyo”) to make Sankyo its consolidated subsidiary under the Japanese GAAP (the “Share Purchase”).

1. Purpose of the Share Purchase:

Nidec has been in capital alliance with Sankyo since October 1, 2003. Nidec decided to increase its holding in Sankyo in order to further strengthen Sankyo’s equity capital base, thus improving its financial position. Nidec expects Sankyo to improve its financial conditions in order to facilitate the creation of synergy which will enhance the overall value of Nidec Group.

2. Schedule for the Share Purchase:

December 8, 2003:  Board of Directors resolution

January 30, 2004:   Payment

3. Details on Sankyo Seiki Mfg. Co., Ltd.

(1) Company name:

Sankyo Seiki Mfg. Co., Ltd.

(2)

Representative:

Yuzo Oguchi, President

(3)

Location of headquarter:

5329 Shimosuwa-cho, Suwa-gun, Nagano, Japan

(4)

Date of incorporation:

June 18, 1946

(5)

Description of business:

Development, manufacturing and sales of products

relating to small precision motors, optical pickups,

magnetic card readers, industrial robots and others

(6)

Fiscal year end:

March 31

(7) Number of Employees:

1,302

(8) Principle business locations:

Shimosuwa (Headquarters), Ina, Komagane, Suwaminami

(9) Capital:

¥30,678 million (after the Share Purchase as of January 31, 2004)

*Current capital: ¥22,968 million

(10) Number of outstanding stocks:

175,594,968 (after the Share Purchase as of January 31,2004)

*Current number of outstanding stocks: 145,594,968

(11) Major shareholder:

Nidec Corporation  82,800,000 shares

(47.15% after the Share Purchase as of January 31,2004)

*Current holdings   57,800,000 shares (39.70%)

(12) Recent business results of Sankyo:

	For the year ended (Yen in millions)
	March 2002	March 2003
Sales	75,389	60,066
Gross Profit	3,461	26,70
Operating Income	-4,885	-5,517
Recurring Income	-4,436	-5,127
Net Income	-6,427	-11,094
Total Assets	85,894	73,797
Shareholder’s Equity	37,880	25,821
Dividend per Share	-	-

4. The number of Shares held and percentage of total before and after the Share Purchase:

(1) The number of Shares held by Nidec before the Share Purchase: 57,800,000 (39.70%)

(2) The number of Shares to be acquired by Nidec through the Share Purchase: 25,000,000 (¥12,825 million)

(3) The number of Shares to be held by Nidec after the Share Purchase: 82,800,000 (47.15%)

The number of Shares purchased by Nidec’s consolidated subsidiaries will total 5,000,000 Shares as shown below. Therefore, the aggregate number of Shares to be held by Nidec, including Shares to be held through its subsidiaries, will amount to 87,800,000, exceeding 50% of the total Shares.

Number of Shares to be held by Nidec’s subsidiaries:

Nidec Copal Corporation

2,000,000

Nidec Tosok Corporation

1,000,000

Nidec Shibaura Corporation

1,000,000

Nidec Copal Electronics Corporation

  500,000

Nidec-Shimpo Corporation

  500,000

Cautionary Statements

This press release contains forward-looking statements (within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934) that reflect Nidec’s plans and expectations in relation to the  consolidation of Sankyo described above and the benefits resulting from it.  These forward-looking statements are based on Nidec’s current assumptions and beliefs in light of the information currently available to it, and involve know and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors include, without limitation: Nidec and Sankyo’s ability to create a synergy from the consolidation; Nidec’s ability to successfully expand its business through business alliances and investments; Sankyo’s ability to continue its business and improve its business and financial performance; and volatility and changes in the economic conditions and securities market in Japan and other countries, and Nidec and Sankyo’s ability to respond to and adapt to those changes.  Such risks, uncertainties and other factors may cause Nidec’s and Sankyo’s actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.  Nidec undertakes no obligation to publicly update any forward-looking statements after the date of this press release.

Investors should also note that Sankyo currently prepares its financial statements in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) but not in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The audited Japanese GAAP financial statements of Sankyo for the year ended March 31, 2003 are included in Sankyo’s Annual Securities Report (yuka shoken hokokusho) in Japanese, which Sankyo has publicly filed with the Japanese authorities.  The Annual Securities Report (in Japanese) is electronically available through Japan’s Electronic Disclosure for Investors’ Network (EDINET) at http://edinet.go.jp/InfoDisclosure/main.htm. As there are significant differences between Japanese GAAP and U.S. GAAP, Sankyo’s financial results could be materially different if they were restated in accordance with U.S. GAAP, and Nidec’s financial results could be materially impacted if Nidec reflected Sankyo’s financial results under the equity method in accordance with U.S. GAAP, in each case in a way that Nidec does not currently anticipate. Although Nidec has conducted due diligence, and also plans to conduct further due diligence, on Sankyo, which Nidec believes is sufficient for making its investment decision, there may be information not currently in Nidec’s possession which it may acquire only in the future after the Nidec completes its acquisition of Sankyo’s common stock and which may have a material adverse impact on Nidec’s future results of operations.